INFORMATION CIRCULAR

as at May 9, 2014

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Silver Mines Inc. (the “Company”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Thursday, June 19, 2014 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Information Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the Notice-and-Access provisions that came into effect on February 11, 2013 under NI 54-101 and NI 51-102 for distribution of this Information Circular, form of proxy and other meeting materials (the “Meeting Materials”) to registered shareholders of the Company and Non-Registered Holders.

Under Notice-and-Access, issuers are permitted to post electronic versions of meeting materials, including information circulars and other related materials, online via SEDAR and one other website, rather than mailing paper copies of such meeting materials to shareholders. The Company has adopted this alternative means of delivery for the Meeting Materials.

Although the Meeting Materials will be posted electronically online, registered shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, which includes the information prescribed by NI 54-101, and a form of proxy (“Proxy”) enabling them to vote at the Meeting. Shareholders should follow the instructions for completion and delivery contained in the Proxy and are reminded to review the Information Circular before voting.

The Meeting Materials can be accessed online on the Company’s SEDAR profile at www.sedar.com or on the Company’s website at http://www.fortunasilver.com/s/AGM.asp. Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge toll free at 1-877-907-7643. Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days. Requests for paper copies of the Meeting Materials should be made by June 11, 2014 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-855-887-2244.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company. We have arranged for intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of record by those intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are Directors and the Corporate Secretary of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the Proxy and striking out the two printed names or by completing another form of proxy.  The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Olympia Trust Company, 750 West Pender Street, Suite 1003, Vancouver, BC V6C 2T8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)

in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders. The Company does not intend to pay Intermediaries to forward the Notice-and-Access Notification if the Non-Registered Holders have provided instructions to their Intermediary that they object to the Intermediary disclosing ownership information about the Non-Registered Holders.  In this case, such Non-Registered Holder will not receive the Notice-and-Access Notification if the Intermediary does not assume the cost of delivery.

Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Olympia Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder.  In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business.  As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may be come before the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any re convening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the Record Date of May 5, 2014, the Company had issued and outstanding 126,038,832 fully paid and non-assessable Common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Registered holders of Common Shares as at the Record Date of May 5, 2014 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

As at December 31, 2013, the Company’s most recently fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”.  The following information provides disclosure of the compensation paid or payable by the Company to its Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and three most highly compensated executive officers (other than the CEO and CFO):

•

Jorge Ganoza Durant, the President and Chief Executive Officer;

•

Luis Ganoza Durant, the Chief Financial Officer;

•

Manuel Ruiz-Conejo, the Vice-President, Operations;

•

Thomas Vehrs, the Vice-President, Exploration; and

•

Robert Brown, the Vice-President, Corporate Development;

(hereinafter together referred to as “NEOs”).

Compensation Discussion and Analysis

Compensation Philosophy

The Compensation Committee of the Company’s Board of Directors (the “Board”) consists of three directors who during 2013 were Mario Szotlender (Chair), Michael Iverson and Tomas Guerrero, of whom Messrs. Iverson and Guerrero are independent and Mr. Szotlender is not independent.  On May 9, 2014, David Farrell, an independent director, was appointed to the Compensation Committee in the place of Tomas Guerrero.  The Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices.  Messrs. Szotlender, Iverson and Farrell have in the past served, or currently serve, on compensation committees of other public resource or mining companies.  The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

The Compensation Committee is responsible for ensuring that the Company has appropriate procedures for making recommendations to the Board with respect to the compensation of the Company’s executive officers and directors.  In particular, the Compensation’s duties include making recommendations to the Board regarding the CEO’s goals and objectives and evaluating the CEO’s performance in light thereof, CEO, CFO and director compensation’ bonus plans for executives, equity-based plans, and approving the Company’s annual Statement of Executive Compensation.

The general philosophy of the Company’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other mining companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Directors and NEOs have not purchased financial instruments such as prepared variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by the directors and NEOs.

Elements of Compensation

Compensation of the Company’s NEOs for the fiscal year ended December 31, 2013 was comprised primarily of base salary, short term incentives (in the form of an annual cash bonus), and medium- and long-term incentives (in the form of stock options and Restricted Share Units), as described below.

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry.  It is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company.  Adjustments were made in most of the NEOs’ base salaries for 2011, 2012 and 2013.  Base salaries for 2014 remain the same as 2013 levels.

In determining compensation levels for 2013, the Compensation Committee retained Korn Ferry, an external compensation consultant, to provide a source of external data and analysis, in order to support the Committee’s determination of base salaries and target bonuses for the CEO and CFO. Korn Ferry was originally retained by the Compensation Committee on April 15, 2013. Korn Ferry benchmarked the competitiveness of the compensation arrangements for the Company’s CEO and CFO against a peer group of mining companies as follows:

Alacer Gold Corp.	Inmet Mining	Sunshine Silver
Taseko Mines Ltd.	Avocet Mining plc	North American Palladium
Sabina Gold and Silver Corp.	Aurizon Mines Ltd.	New Gold Inc.
Luna Gold Corp.

Fees charged by Korn Ferry during 2013 are as follows:

2013
Executive Compensation-Related Fees	$10,000
All Other Fees	Nil
$10,000

Annual Cash Bonuses

In 2010, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for its executive officers.  Bonuses are payable only if the Company has achieved:

1.

a positive safety and work climate record during the year, measured against comparable industry benchmarks and acceptable to the Board,

2.

the metal production target set out in the annual operating budget, within a +/- 15% range, and

3.

an operating margin of at least 12%.

If these three measurements are met, the CEO’s and CFO’s individual performances are rated by the Compensation Committee, and the other NEOs’ performances are rated by management, in order to determine bonuses payable, which for fiscal 2013 were calculated as a percentage of base salary as follows:

CEO

65%

CFO

50%

VP Corporate Development

60%

VP Operations

50%

VP Exploration

45%

VP Human & Organizational Development

45%

The Board and management have the discretion to vary the amount of the bonus to reflect extraordinary circumstances.

The three measurements were met in fiscal 2013 and therefore, bonuses have been paid to the NEOs.  The fiscal 2013 bonus amounts paid were based on the following performance factors:

CEO

Upper quartile share price vs. peer group; positive health and safety record; retention of key personnel; guide development of a pipeline of projects supportive of the Company’s future production goals; adherence to production and operations budgets.

CFO

No material observations regarding external audit and internal controls; adherence to operating budgets.

VP Corporate Development

Positive health and safety record; adherence to corporate development budgets; acquisition of projects supportive of the Company’s future production goals; expansion and development of relationships with investment banking; support investor relations marketing programs.

VP Operations

Positive health and safety record; adherence to production and operations budgets; retention of key personnel.

VP Exploration

Positive health and safety record; growth of property resources through exploration programs and property acquisitions; retention and development of key exploration personnel; adherence to exploration budgets; increase effectiveness of exploration programs.

Medium- and Long-Term Incentives

1.

Share Based Awards

Incentive stock options have been granted from time to time by the Company in order to encourage share ownership on the part of management, directors and employees.  The Compensation Committee and the Board believe that the granting of stock options aligns the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares.  Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each executive officer’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Incentive options were granted in June 2011, May 2012, May 30, 2013 and March 24, 2014 to directors, officers, employees and/or consultants of the Company.

2.

Restricted Share Unit Plan

In November 2010, the Board, on the recommendation of the Compensation Committee, established a Restricted Share Unit Plan (the “RSU Plan).  The purposes of the RSU Plan are to promote a greater alignment of interests between officers and employees and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company.  The Board may award such number of RSUs to an eligible officer or employee to provide appropriate equity-based compensation for the services he or she renders to the Company.

As determined by the Board, RSUs were granted during 2013 to the officers of the Company, which had a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting.  An individual’s entitlement to payment of such RSUs is not subject to satisfaction of any other requirements or restrictions.

RSUs are paid in cash upon each vesting date.  If an RSU holder is terminated without cause or a change of control of the Company occurs, any outstanding RSUs will vest immediately.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in common shares of the Company on December 31, 2008 with the cumulative total return of the S&P / TSX Composite Index, assuming where relevant the reinvestment of dividends.  The performance of the Company’s common shares set out below does not necessarily reflect future price performance.

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013
Fortuna	$100	$304	$693	$810	$601	$442
S&P / TSX	$100	$131	$150	$133	$138	$152

The first three years of the trend shown by this graph generally reflect the trend in the Company’s compensation to its executive officers over the same period.  However, the Company has experienced significant and steady growth over the past five years, evolving to its current position as a silver producer with two operating mines, and compensation to executive officers has increased accordingly.  Global economic downturns in 2008 and again in 2012 had a dramatic negative impact on the financial markets and commodity prices, resulting in a significant drop in share prices for most exploration companies and precious metal producers.  Despite these market downturns, the Company’s business continued to expand and its share price significantly out-performed the S&P / TSX Composite Index.  While compensation levels from 2008 to date generally reflect this positive performance, management compensation for 2014 has been set at the same levels as for 2013 in order to support the Company’s goal of managing costs during the continuing difficult market conditions.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2013, 2012 and 2011 (all amounts shown in US$):

Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards (2)(3)	Non-Equity Annual Incentive Plan Compensation		All Other Compensation	Total Compensation
					Annual Incentive Plans (4)	Long-term Incentive Plans

Jorge Ganoza Durant	2013	$520,000	$432,928	$432,928	$397,150	Nil	$76,397(5)	$1,859,403
CEO	2012	$477,074	Nil	$424,581	$258,500	Nil	$151,161(6)	$1,311,316
	2011	$376,620	$787,710	$229,243	$953,105(8)	Nil	$52,587(7)	$2,399,265

Luis Ganoza Durant	2013	$300,000	$218,405	$218,405	$162,000	Nil	$63,402(5)	$ 962,212
CFO	2012	$286,567	Nil	$295,891	$123,750	Nil	$74,648(6)	$ 780,856
	2011	$248,223	Nil	$143,882	$108,900	Nil	$ 5,631(7)	$ 506,636

Manuel Ruiz-Conejo	2013	$300,000	$191,614	$191,614	$160,500	Nil	$29,056(5)	$ 872,784
VP, Operations	2012	$304,253	Nil	$272,684	$148,500	Nil	$78,463(6)	$ 803,900
(formerly VP, Project Development) (9)	2011	$258,290	Nil	$109,625	$468,589(8)	Nil	$16,958(7)	$ 853,462

Thomas Vehrs	2013	$275,000	$136,503	$136,503	$247,500(8)	Nil	$24,373(5)	$ 819,879
VP, Exploration	2012	$250,000	Nil	$227,222	$112,500	Nil	$88,233(6)	$ 677,955
	2011	$230,000	Nil	$157,585	$100,394	Nil	$22,658(7)	$ 510,637

Robert Brown (10)	2013	$266,941	$174,724	$174,724	$187,275	Nil	$12,278(5)	$ 815,942
VP, Corporate	2012	$128,331	Nil	$131,953	$ 51,563	Nil	$ 3,406(6)	$ 315,253
Development	2011	n/a

Notes :

(1)

The 2013 amounts represent the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$3.38.  The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2013 and based on the year-end market price of the Company’s shares of CAD$3.05.  The accounting fair values are $117,741 for Jorge Ganoza Durant, $59,398 for Luis Ganoza Durant, $52,112 for Manuel Ruiz-Conejo, $37,124 for Thomas Vehrs, and $47,518 for Robert Brown. All amounts were calculated in CAD$ and translated to US$ at the 2013 year average exchange rate of CAD$1.00 = US$0.97069.

The 2011 amount represents the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$5.06.  The accounting fair value is $1,793,442 and is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2011 and based on the year-end market price of the Company’s shares of CAD$5.59.  The accounting fair values are $1,136,299 for Jorge Ganoza Durant, $164,286 for Luis Ganoza Durant, $133,482 for Jorge Ganoza Aicardi, $154,018 for Manuel Ruiz-Conejo, $154,018 for Thomas Vehrs, and $51,339 for Cesar Pera.  All amounts were calculated in CAD$ and translated to US$ at the 2011 year average exchange rate of CAD$1.00 = US$1.0108.

(2)

Amounts represent the fair value of the options granted which was estimated using the Black-Scholes option pricing model consistent with the accounting values used in the Company’s financial statements, with the following assumptions: for 2013:  risk-free interest rate of 1.18%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 4.15%, and a volatility factor of 57.81%; for 2012:  risk-free interest rate of 1.00% – 1.62%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 4.15%, and a volatility factor of 55.93% - 58.36%; and for 2011:  risk-free interest rate of 1.91%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 1.38%, and a volatility factor of 56.48%.  Option pricing models require the input of subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

(3)

The fair value of the 2013 options was calculated in CAD$ and translated to US$ at the 2013 year average exchange rate of CAD$1.00 = US$0.97069.  The accounting fair value of the 2012 options was calculated in CAD$ and translated to US$ at the 2012 year average exchange rate of CAD$1.00 = US$1.0000.  The accounting fair value of the 2011 options was calculated in CAD$ and translated to US$ at the 2011 year average exchange rate of CAD$1.00 = US$1.0108.

(4)

Amounts represent bonuses earned for the applicable year.

(5)

For 2013, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $37,000; and $37,926 for unused vacation time paid to Luis Ganoza Durant.

(6)

For 2012, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $37,000; and the amount of RSU cash payouts in excess of original value recorded in 2010 ($98,835 for Jorge Ganoza Durant, $64,030 for Luis Ganoza Durant, $59,301 for Manuel Ruiz-Conejo, and $59,301 for Thomas Vehrs).

(7)

For 2011, health and life insurance premiums paid on behalf of all NEOs; and directors’ fees paid to Jorge Ganoza Durant of $32,147.

(8)

Includes discretionary bonuses paid or payable in recognition of extraordinary performance during 2013 of $123,750 to Thomas Vehrs, and during 2011 of $768,105 for Jorge Ganoza Durant and $348,000 for Manuel Ruiz-Conejo.

(9)

Position changed August 1, 2011.

(10)

Appointed August 1, 2012.

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and RSUs held by NEOs as at December 31, 2013 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year (2)	Value of Unexercised In-The-Money Options (1)(3)	Market Value of RSUs Vested During the Year	Market Value of Vested RSUs Not Paid Out (4)	No. of RSUs Not Vested	Market Value of RSUs Not Vested (4)

Jorge Ganoza Durant	160,000	$1.26	Feb. 5, 2016	N/A	$254,266	N/A	$443,848	131,953	$376,216
	250,000	$0.79	Oct. 5, 2018	N/A	$514,140
	221,393	$4.17	June 8, 2014	Nil	N/A
	380,000	$3.77	May 29, 2015	Nil	N/A
	352,509	$3.16	May 29, 2016	N/A	N/A
	1,363,902				$768,406

Luis Ganoza Durant	138,955	$4.17	June 8, 2014	Nil	N/A	N/A	N/A	66,568	$189795
	280,000	$3.77	May 29, 2015	Nil	N/A
	177,835	$3.16	May 29, 2016	N/A	N/A
	596,790

Manuel Ruiz-Conejo	105,871	$4.17	June 8, 2014	Nil	N/A	N/A	N/A	58,402	$166,512
	280,000	$3.77	May 29, 2015	Nil	N/A
	156,021	$3.16	May 29, 2016	N/A	N/A
	541,892

Thomas Vehrs	100,000	$2.08	Jan. 11, 2017	N/A	$77,588	N/A	N/A	41,605	$118,622
	152,189	$4.17	June 8, 2014	Nil	Nil
	170,000	$3.77	May 29, 2015	Nil	Nil
	111,147	$3.16	May 29, 2016	N/A	Nil
	533,336				$77,588

Robert Brown	380,779	$3.54	July 31, 2017	Nil	Nil	N/A	N/A	53,254	$151,835
	142,268	$3.16	May 29, 2016	N/A	Nil
	523,047

Notes:

(1)

All option-based awards and share-based awards are made in CAD$.  The option exercise price, and values of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2013 of CAD$1.00 = US$0.9348.

(2)

The value of options vested during the year is converted to US$ based on the 2013 year average exchange rate of CAD$1.00 = US$0.97069, and is based on the closing price of the Company’s shares on the Toronto Stock Exchange at the respective dates of vesting (May 30, 2013 was US$3.57 (CAD$3.68); June 9, 2013 was US$3.51 (CAD$3.62); and August 1, 2013 of US$3.45 (CAD$3.55)).

(3)

Calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2013 of US$2.85 (CAD$3.05) less the exercise price of in-the-money stock options.

(4)

The value of vested RSUs not yet paid out, has been converted to US$ based on the exchange rate at December 31, 2013 of CAD$1.00 = US$0.9348, and the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2013 of US$2.85 (CAD$3.05) times the number of RSUs vested or outstanding, as applicable.

Management Contracts / Termination and Change of Control Benefits

The Company has entered into contracts with each of its current NEOs, most of which include change of control provisions.  The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.

The change of control agreements provide that if, as a result of a change of control of the Company, the NEO is terminated or such change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in his compensation, or a change of his primary work location, then he will be entitled to severance pay.  Any stock options or RSUs outstanding at that time will become fully vested and be exercisable for one year after termination.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to a contract dated September 1, 2010, as amended, the Company paid to Jorge Ganoza Durant in 2013 an annual salary was US$520,000, and he is eligible for an annual bonus of up to 65% of his annual salary.  The contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ganoza is entitled to severance pay equal to 24 months’ annual salary.  If Mr. Ganoza wishes to terminate his contract, he must give 6 months’ notice to the Company.

If, on December 31, 2013, Mr. Ganoza had been terminated without cause, US$1,040,000 would have been payable to him.  If a change of control of the Company had occurred, US$2,574,000 (comprised of US$1,560,000 for 3x base salary and US$1,014,000 for 3x an assumed 65% bonus) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to a contract dated September 1, 2010, as amended, the Company paid to Luis Ganoza Durant in 2013 an annual salary of US$300,000, and he is eligible for an annual bonus of up to 50% of his annual salary.  The contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ganoza is entitled to severance pay equal to 18 months’ annual salary.  If Mr. Ganoza wishes to terminate his contract, he must give 6 months’ notice to the Company.

If, on December 31, 2013, Mr. Ganoza had been terminated without cause, US$450,000 would have been payable to him.  If a change of control of the Company had occurred, US$900,000 (comprised of US$600,000 for 2x base salary and US$300,000 for 2x an assumed 50% bonus) would have been payable to him.

Manuel Ruiz-Conejo, Vice-President, Operations

Pursuant to a contract dated August 1, 2011, as amended, the Company paid to Manuel Ruiz-Conejo in 2013 an annual salary of US$300,000, and he is eligible for an annual bonus of up to 50% of his annual salary.  The current contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ruiz-Conejo is entitled to severance pay equal to 12 months’ annual salary.  If Mr. Ruiz-Conejo wishes to terminate his contract, he must give 3 months’ notice to the Company.

If, on December 31, 2013, Mr. Ruiz-Conejo had been terminated without cause, US$300,000 would have been payable to him.  If a change of control of the Company had occurred, US$750,000 (comprised of US$600,000 for 2x base salary and US$150,000 for 1x an assumed 50% bonus) would have been payable to him.

Thomas Vehrs, Vice-President, Exploration

Pursuant to a contract dated September 1, 2010, as amended, the Company paid to Thomas Vehrs in 2013 an annual salary of US$275,000, and he is eligible for an annual bonus of up to 45% of his annual salary.  The contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits and change of control of the Company.  In the event of termination without cause, Mr. Vehrs is entitled to severance pay equal to 12 months’ annual salary.  If Mr. Vehrs wishes to terminate his contract, he must give 6 months’ notice to the Company.

If, on December 31, 2013, Mr. Vehrs had been terminated without cause, US$275,000 would have been payable to him.  If a change of control of the Company had occurred, US$673,750 (comprised of US$550,000 for 2x base salary and US$123,750 for 1x an assumed 45% bonus) would have been payable to him.

Robert Brown, Vice-President, Corporate Development

Pursuant to a contract dated August 1, 2012, the Company paid to Robert Brown in 2013 an annual salary of $275,000 and he is eligible for an annual bonus of up to 60% of his annual salary.  The contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits and change of control of the Company.  In the event of termination without cause, Mr. Brown is entitled to severance pay equal to 12 months’ annual salary.  If Mr. Brown wishes to terminate his contract, he must give three months’ notice to the Company.

If, on December 31, 2013, Mr. Brown had been terminated without cause, $275,000 would have been payable to him.  If a change of control of the Company had occurred, $715,000 (comprised of $550,000 for 2x base salary and $165,000 for 1x an assumed 60% bonus) would have been payable to him.

Compensation to Directors

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options.  Since 2010, stock options and/or DSUs (described below) have been granted to the non-executive directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may, at its complete discretion, award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company.  Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested.  The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued shares in the Company outstanding from time to time.

Retainer Fees

The Board, on the recommendation of the Compensation Committee, has approved directors’ fees as follows:

Board Member annual retainer

US$30,000

     Plus, as applicable:

Chairman of the Board annual retainer

US$45,000

Audit Committee Chair annual retainer

US$10,000

Other Committee Chair annual retainer

US$  5,000

For each Board meeting attended

US$  1,000

For each Audit Committee meeting attended

US$  1,500

For each other Committee meeting attended

US$  1,000

Director Compensation Table

The following summarizes all cash compensation paid or payable to the Directors who are not NEOs of the Company during the fiscal year ended December 31, 2013 (all amounts shown in US$):

Name and Principal Position	Director Fees Earned	Share- based Awards(1)	Option- based Awards (2)	All Other Compensation	Total Compensation

Simon Ridgway	$111,000	$97,070	N/A	$91,314(3)(5)	$299,384

Michael Iverson	$39,000	$97,070	N/A	Nil	$136,070

Tomas Guerrero	$46,500	$97,070	N/A	Nil	$143,570

Mario Szotlender	$52,000	$97,070	N/A	$90,032 (4)(5)	$239,102

Robert Gilmore	$58,000	$97,070	N/A	Nil	$155,070

Thomas Kelly	$46,000	$48,403	$48,403	Nil	$94,403

David Farrell (6)	$10,000	$232,403	N/A	Nil	$242,403

Notes:

(1)

The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$3.38.  The accounting fair value is calculated using the vested portion of the DSU as at December 31, 2013 and based on the year-end market price of the Company’s shares of CAD$3.05.  The accounting fair values are $87,593 for Simon Ridgway, $87,593 for Michael Iverson, $87,593 for Thomas Guerrero, $87,593 for Mario Szotlender, $87,593 for Robert Gilmore, $43,796 for Thomas Kelly, and $200,600 for David Farrell.  All amounts were calculated in CAD$ and translated to US$ at the 2013 year average exchange rate of CAD$1.00 = US$0.97069.

(2)

Amounts represent the accounting fair value of the options granted which was estimated using the Black-Scholes option pricing model consistent with the accounting values used in the Company’s financial statements, with the following assumptions:  risk-free interest rate of 1.18%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 4.15%, and a volatility factor of 57.81%.  Option pricing models require the input of subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.  Amounts are translated to US$ at the 2013 year average exchange rate of CAD$1.00 = US$0.97069.

(3)

For corporate development and financial advisory services provided by a company controlled by Simon Ridgway.  The total amount paid was CAD$90,000.

(4)

For corporate development and financial advisory services provided by Mario Szotlender.  The total amount paid was CAD$90,000.

(5)

The payments were made monthly and were converted to US$ and recorded on the Company’s books using the average 2013 exchange rate.

(6)

Appointed a Director on July 15, 2013.

Option-Based and Share-Based Awards to the Directors

The following sets forth the details of incentive stock options to purchase common shares of the Company and DSUs held by the Directors who are not NEOs of the Company as at December 31, 2013 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year (2)	Value of Unexercised In-The-Money Options (1)(3)	Market Value of DSUs Vested During the Year (4)(6)	Market Value of Vested DSUs Not Paid Out (5)(6)	No. of DSUs Not Vested (6)	Market Value of DSUs Not Vested (6)

Simon Ridgway	127,900	$1.55	July 10, 2016	N/A	$166,190	$97,070	$600,496	N/A	N/A
	125,000	$4.17	June 8, 2014	Nil	N/A
	75,000	$3.77	May 29, 2015	Nil	N/A
	327,900				$166,190

Michael Iverson	125,000	$4.17	June 8, 2014	Nil	N/A	$97,070	$225,456	N/A	N/A
	75,000	$3.77	May 29, 2015	Nil	N/A
	200,000

Tomas Guerrero	125,000	$4.17	June 8, 2014	Nil	N/A	$97,070	$274,504	N/A	N/A
	75,000	$3.77	May 29, 2015	Nil	N/A
	200,000

Mario Szotlender	10,000	$1.64	May 8, 2016	N/A	$ 12,152	$97,070	$323,550	N/A	N/A
	153,800	$1.45	July 5, 2016	N/A	$215,659
	250,000	$2.08	Jan. 11, 2017	N/A	$193,971
	125,000	$4.17	June 8, 2014	Nil	N/A
	75,000	$3.77	May 29, 2015	Nil	N/A
	613,800				$421,782

Robert Gilmore	125,000	$4.17	June 8, 2014	Nil	N/A	$97,070	$294,835	N/A	N/A
	75,000	$3.77	May 29, 2015	Nil	N/A
	200,000

Thomas Kelly	125,000	$4.17	June 8, 2014	Nil	N/A	$48,535	$188,345	N/A	N/A
	75,000	$3.77	May 29, 2015	Nil	N/A
	39,519	$3.16	May 29, 2016	N/A	N/A
	239,519

David Farrell (7)	N/A	N/A	N/A	N/A	N/A	$225,591	$200,599	N/A	N/A

Notes:

(1)

All option-based awards and share-based awards are made in CAD$.  The option exercise price, and values of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2013 of CAD$1.00 = US$0.9348.

(2)

The value of options vested during the year is converted to US$ based on the 2013 year average exchange rate of CAD$1.00 = US$0.97069, and is based on the closing price of the Company’s shares on the Toronto Stock Exchange at the respective dates of vesting (May 30, 2013 was US$3.57 (CAD$3.68); and June 9, 2013 was US$3.51 (CAD$3.62)).

(3)

Calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2013 of US$2.85 (CAD$3.05) less the exercise price of in-the-money stock options.

(4)

The value of DSUs vested during the year is converted to US$ based on the 2013 year average exchange rate of CAD$1.00 = US$0.97069, and is based on the closing price of the Company’s shares on the Toronto Stock Exchange at the respective dates of vesting (May 30, 2013 was US$3.57 (CAD$3.68); and July 15, 2013 was US$3.32 (CAD$3.43)).

(5)

The value of vested DSUs not yet paid out, has been converted to US$ based on the exchange rate at December 31, 2013 of CAD$1.00 = US$0. 97069, and the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2013 of US$2.85 (CAD$3.05) times the number of DSUs vested.

(6)

All DSUs were fully vested upon granting.

(7)

Appointed a Director on July 15, 2013.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has implemented is a Share Option Plan (the “Option Plan”) which was approved by the shareholders on May 26, 2011.

The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2013:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plan	6,436,689	$3.65	2,790,400
Approved by Shareholders

Equity Compensation Plans Not	N/A	N/A	N/A
Approved by Shareholders

Total:	6,436,689	$3.65	2,790,400

The Option Plan provides that the number of common shares of the Company issuable thereunder, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares.

The Option Plan is designed to be competitive within the natural resource industry, and its objective is to encourage ownership of common shares of the Company by its directors, officers, key employees and consultants which will provide them with a significant incentive to continue and increase their efforts in advancing the Company’s operations.  The material terms of the Option Plan are summarized as follows:

1.

options may be granted under the Option Plan to such directors, officers, employees and service providers of the Company or its subsidiaries as the Board may from time to time designate;

2.

the Option Plan reserves a maximum of 12,200,000 common shares for issuance on exercise of options (which equaled 9.92% of the current issued capital of the Company when the Option Plan was established);

3.

the Company currently has options outstanding to purchase 6,876,027 common shares (5.4% of the Company’s current issued share capital) and as a result of option exercises and cancellations since the Option Plan was established, the total number of shares underlying options that are currently available for future grants is 1,999,658 (1.6% of the Company’s current issued share capital);

4.

the number of options granted to independent Directors in any 12 month period cannot exceed 1% of the Company’s total issued and outstanding securities;

5.

the number of shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless the Company has obtained disinterested shareholder approval;

6.

the number of the Company’s shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding securities, respectively.

7.

the minimum exercise price of an option shall not be less than the closing price of the Company’s common shares as traded on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the common shares are not listed on the Toronto Stock Exchange at the time of the grant, the option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction;

8.

the exercise price of an option may not subsequently be reduced;

9.

options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the earlier of the end of such black out period or, provided the black out period has ended, the expiry date), and may have vesting restrictions if and as determined by the Board at the time of grant;

10.

options are non-assignable and non-transferable;

11.

an option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, and if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

12.

the Option Plan contains a provision that allows the Board to amend the Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. Without limiting the generality of the foregoing, the Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Option Plan; to add a cashless exercise feature to the Option Plan; and to extend the term of any option previously granted under the Option Plan. However, shareholder approval shall be obtained to any amendment to the Option Plan that results in an increase in the number of shares issuable pursuant to the Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 5 above, or amendments to the amending provision in the Option Plan; and

13.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110, the Company’s Annual Information Form dated March 24, 2014 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters.  A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF.  The AIF is available for viewing at www.sedar.com.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101, “Disclosure of Corporate Governance Practices”, the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

A majority of the Board is independent.  The Board considers Michael Iverson, Robert Gilmore, Thomas Kelly and David Farrell to be “independent” according to the definition set out in NI 58-101.  Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company.  Messrs. Ridgway and Szotlender are not independent as they are paid consulting fees by the Company.

Although the Chairman of the Board is not considered independent, the independent Directors believe that their majority on the Board and its committees, their knowledge of the Company’s business, and their independence are sufficient to facilitate the functioning of the Board independently of management.  The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors’ meeting, if they deem it appropriate, the independent directors may meet in camera.

The Board has adopted a Board Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer.  The mandate of the Board is set out in Schedule “A” to this Information Circular.  The Company also has written position descriptions for the Chairs of the Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee.

Board Meetings

During the past fiscal year, the Company held seven Board meetings, which were attended by all the directors other than Simon Ridgway, Tomas Guerrero and Michael Iverson who attended six meetings.  David Farrell attended all of the three meetings held since his appointment to the Board in July 2013.

Directorships

Certain of the existing directors are presently directors of one or more other reporting issuers, as follows:

Director

Other Issuers

Jorge Ganoza Durant

Atico Mining Corporation

Simon Ridgway

Cordoba Minerals Corp.

Focus Ventures Ltd.

Medgold Resources Corp.

Niogold Mining Corp.

Rackla Metals Inc.

Radius Gold Inc.

Mario Szotlender

Atico Mining Corporation

Endeavour Silver Corp.

Focus Ventures Ltd.

Iron Creek Capital Corp.

Magellan Minerals Ltd.

Radius Gold Inc.

Michael Iverson

Niogold Mining Corp.

Volcanic Metals Corp.

Robert Gilmore

Eldorado Gold Corporation

Layne Christensen Company

Thomas Kelly

AndeanGold Ltd.

David Farrell

Cannon Point Resources Ltd.

Northern Vertex Mining Corp.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Accordingly, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which has been filed on SEDAR at www.sedar.com.  In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and reassurance that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties.  Complaints are to be reported to any member of the Company’s Corporate Governance and Nominating Committee.

Corporate Governance and Nominating Committee

During 2013, the Company’s Corporate Governance and Nominating Committee consisted of Mario Szotlender (Chair), Robert Gilmore and Michael Iverson, the majority of whom are independent directors. On March 13, 2014, David Farrell, an independent director, was appointed to the Corporate Governance and Nominating Committee.  While the Corporate Governance and Nominating Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company. Under the supervision of the Board, this Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance.  The Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess, and considering the appropriate size of the Board.

Compensation Committee

During 2013, the Company’s Compensation Committee consisted of Mario Szotlender (Chair), Michael Iverson and Tomas Guerrero, the majority of whom are independent directors.  On May 9, 2014, David Farrell, an independent director, was appointed to the Compensation Committee.  While the Compensation Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company.  The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors.  This Committee approves the corporate goals relevant to the CEO’s compensation and evaluates the CEO’s performance in light thereof.  It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options, deferred share unit plans, and restricted share unit plans.

Assessments

The Corporate Governance and Nominating Committee annually reviews and reports to the Board on the performance of the Board as a whole, and of the individual directors.  Each Committee conducts an annual review of the effectiveness of the Committee and its Chair.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2013 which has materially affected or would materially affect the Company or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

The management of the Company will recommend to the Meeting to appoint Deloitte LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.  Deloitte LLP have been the Company’s auditors since September 2, 2008.

Election of Directors

The Board presently consists of seven directors and shareholders will be asked at the Meeting to confirm the number of Directors at seven and to elect seven Directors. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act (the “BCBCA”).

The following table sets out the names of management’s nominees for election as directors, where each is ordinarily resident, all offices of the Company now held by them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company	No. of Shares (1)

JORGE GANOZA DURANT Director, President & Chief Executive Officer Lima, Peru	President and CEO of the Company	December 2, 2004 to present	32,100

SIMON RIDGWAY Director & Chairman British Columbia, Canada	President and CEO of Radius Gold Inc. (mineral exploration).	January 25, 2005 to present	1,860

MICHAEL IVERSON (3)(4) Director British Columbia, Canada

Businessman; President of Triple

K Ventures (public company

management); Chairman and CEO

of Niogold Mining Corp. (mineral

exploration); President and CEO of

Volcanic Metals Corp. (mineral

exploration).

		March 30, 1998 to present	Nil

MARIO SZOTLENDER (3)(4) Director Caracas, Venezuela	Independent Consultant and Director of several public resource companies.	June 16, 2008 to present	246,700

ROBERT GILMORE (2)(4) Director Colorado, USA

Certified Public Accountant;

Independent Financial Consultant;

Director of Eldorado Gold

Corporation (mining);

Director of Layne Christensen

Company (drilling, water treatment & construction services and products, and natural gas producer).

		June 23, 2010 to present	Nil

THOMAS KELLY (2) Director Lima, Peru	Mining Engineer; COO of Atico Mining Corporation (mineral exploration).	April 11, 2011 to present	Nil

DAVID FARRELL (2)(3)(4) Director British Columbia, Canada	President of Davisa Consulting (private consulting), 2011 to present; Managing Director of Mergers & Acquisitions at Endeavour Financial until October 2011.	July 15, 2013 to present	Nil

Notes:

(1)

The information as to country of residence, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Governance and Nominating Committee.

Two of the proposed nominees for re-election as a director, Simon Ridgway and Mario Szotlender, are directors of a company that, in the past 10 years, was the subject of a cease trade order for a period of more than 30 consecutive days from each of the BC Securities Commission and the Alberta Securities Commission.  The cease trade orders were issued as a result of that company’s failure to file its annual financial statements within the prescribed deadline, and upon the company’s filing of the outstanding documents, such orders were revoked. Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked this company’s registration under Section 12(g) of the Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the company filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company adopted by the Board on April 3, 2014, any additional director nominations by a shareholder of the Company must be received by the Company by May 20, 2014 and must be in compliance with the Advance Notice Policy.  The Company will publish details of any such additional director nominations through a public announcement.

The shareholders will be asked at the Meeting to ratify the adoption of the Advance Notice Policy (see below), and if such ratification is not received, the Advance Notice Policy will from and after the date of the Meeting, cease to be of any force and effect.

Majority Voting Policy

The Company’s current practices for election of directors provide for annual elections of directors, and for each nominee to be voted on individually (as opposed to a slate of directors), with the shareholders indicating either a “for” vote or a “withheld” vote.  Withheld votes are not counted and therefore, based on the number of directors determined to be elected at the meeting, the nominees receiving the most “for” votes will be elected to the Board (e.g. if there are nine nominees, but only eight directors are to be elected, the eight nominees with the highest number of votes will be elected).

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections.  Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall promptly tender a resignation to the Chairman of the Board.  The Corporate Governance and Nominating Committee will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Committee or the Board.  In its deliberations, the Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company and any other exceptional factors that the Committee considers relevant.

The Board will review and act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.  Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).  If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

Ratification of Advance Notice Policy

On April 3, 2014, the Board adopted the Advance Notice Policy, a copy of which is attached to this Information Circular as Schedule “B”, with immediate effect.  In order for the Advance Notice Policy to remain in effect following the Meeting, the Advance Notice Policy must be ratified and approved by the Shareholders at the Meeting.

Purpose

The Company is committed to: (i) facilitating an orderly and efficient process for holding annual general meetings or, where the need arises, special shareholder meetings; (ii) ensuring that shareholders receive adequate advance notice of director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote on director elections.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for the nomination of directors.  The Advance Notice Policy allows the Company to fix a deadline by which shareholders of the Company must submit director nominations to the Company prior to any annual or applicable special meeting of shareholders and sets forth the information that a shareholder must provide to the Company for its nomination to be eligible for election.

It is the position of the Board that the Advance Notice Policy is in the best interests of the Company, its shareholders, and other stakeholders.  The Advance Notice Policy will be subject to an annual review by the Board, which shall revise the Advance Notice Policy if required to reflect changes by securities regulatory authorities or applicable stock exchanges and to address changes in industry standards from time to time as determined by the Board.

Effect of the Advance Notice Policy

The following is a summary of the material provisions of the Advance Notice Policy. Shareholders should review the complete terms of the Advance Notice Policy attached to this Information Circular as Schedule “B”. In summary, the Advance Notice Policy:

•

provides that only persons who are nominated (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the BCBCA or a requisition of the shareholders made in accordance with the provisions of the BCBCA; or (c) by any person who, at the close of business on the Notice Date (as defined in the Advance Notice Policy) and on the record date for notice of such meeting, is entered in the securities register as a shareholder or who beneficially owns Common Shares and who complies with the notice procedures set forth in the Advance Notice Policy; shall be eligible for election as directors of the Company;

•

fixes a deadline by which a shareholder may submit director nominations to the Company prior to any annual or special general meeting and sets out the specific information that must be included in the written notice to the Company for an effective nomination to occur;

•

provides that notice to the Company must be given no fewer than 30 nor more than 65 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is fewer than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement; and

•

provides that the Board, in its sole discretion, may waive any requirement of the Advance Notice Policy.

Shareholder Approval

If the Advance Notice Policy is ratified and approved by the shareholders at the Meeting, it will be subject to an annual review by the Board, which will update it if required to reflect any changes by securities regulatory authorities and applicable stock exchanges or as otherwise determined by the Board to be in the best interests of the Company and its shareholders. If the Advance Notice Policy is not ratified and approved at the Meeting, it will no longer be in effect after the conclusion of the Meeting.

At the Meeting, shareholders will be asked to approve the following ordinary resolution:

“BE IT RESOLVED THAT:

1.

the Company’s Advance Notice Policy, a copy of which is attached as Schedule “B” to the Information Circular of the Company dated as at May 9, 2014, be and is hereby ratified and approved;

2.

the Board of Directors of the Company be and is hereby authorized in its absolute discretion to administer the Advance Notice Policy and to amend or modify the Advance Notice Policy to the extent needed to reflect changes required by securities regulatory authorities and applicable stock exchanges, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

Recommendation of the Board

The Board has determined that the Advance Notice Policy is in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favour of the resolution ratifying and approving the Advance Notice Policy.

Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of the Meeting.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote the same in accordance with their best judgement of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com.  Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2013, and its annual information form dated March 24, 2014.  Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,

President & Chief Executive Officer

SCHEDULE “A”

BOARD MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies.  The Board approves significant decisions that affect the Company before they are implemented.  As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.

Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.

Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business.  The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company.  The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

c.

Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk.  The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky.  Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed.  The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.

Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise.  Management is assigned the responsibility of training and advising new persons of the Company's policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.

Disclosure  Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.

Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company.  The Board, through its audit committee, oversees and monitors internal control and management information systems.

g.

Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices.  The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.

Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.

Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

SCHEDULE “B”

ADVANCE NOTICE POLICY

INTRODUCTION

The Company is committed to: (i) facilitating an orderly and efficient process for holding annual general meetings or, where the need arises, special shareholder meetings; (ii) ensuring that shareholders receive adequate advance notice of director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote on director elections.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for the nomination of directors. This Policy allows the Company to fix a deadline by which shareholders of the Company must submit director nominations to the Company prior to any annual or applicable special meeting of shareholders and sets forth the information that a shareholder must provide to the Company for its nomination to be eligible for election.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders, and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or applicable stock exchanges and to address changes in industry standards from time to time as determined by the Board.

DEFINITIONS

1.

For purposes of this Policy:

(a)

“Applicable Securities Laws” means, collectively, the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(b)

“business day” means any day other than Saturday, Sunday or any statutory holiday in the City of Vancouver, British Columbia.

(c)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

NOMINATIONS OF DIRECTORS

2.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.  Nominations may be made only:

(a)

by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the British Columbia Business Companies Act (the “Act”), or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the Notice Date (as defined below) and on the record date for notice at such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

3.

In addition to any other requirements of applicable laws, for a nomination pursuant to this Policy to be valid, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at its registered office of the Company (as set out in paragraph 7 hereof, in accordance with the provisions of this Policy.

4.

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made not less than 30 nor more than 65 days prior to the date of the shareholders meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following such Notice Date.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

5.

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)

the name, age, business address and residential address of the person;

(ii)

the present principal occupation or employment of the person, and the principal occupation or employment of the person for the past five years;

(iii)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)

the amount and material terms of any other securities of the Company, including any options, warrants or convertible securities which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)

a statement as to whether such person would be an “independent” director of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time), and the reasons and basis for such determination;

(vi)

a statement that the person is not prohibited or disqualified from acting as a director of the Company under the Act, Applicable Securities Laws or any other legislation; and

(vii)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)

the full particulars of any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

6.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly brought before the meeting pursuant to the provisions of the Act or at the discretion of the Chairman of the meeting (the “Chairman”). The Chairman shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Policy and, if the Chairman determines that any proposed nomination is not in compliance with this Policy, to declare that such defective nomination shall be disregarded.

7.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery, or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the registered office of the Company as follows:

Fortuna Silver Mines Inc.

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Attention:  Corporate Secretary

Fax:  604-484-4029

provided that if such delivery or facsimile communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or facsimile communication shall be deemed to have been made on the subsequent day that is a business day.

8.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on April 3, 2014 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Company at the Company’s next shareholder meeting following the effective date of this Policy, this Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect.